UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 13)

RINKER GROUP LIMITED
ABN 53 003 433 118

(Name of Subject Company (issuer))

CEMEX Australia Pty Ltd
ACN 122 401 405

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (offerors))

Ordinary shares

American Depositary Shares (each representing five ordinary shares)

(Titles of Classes of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Ramiro G. Villarreal Morales
General Counsel
Av. Ricardo Margain Zozaya #325,
Colonia Valle del Campestre,
Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,676,229,274	$286,357

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying (i) 895,059,958 ordinary shares, which is the maximum number of ordinary shares of Rinker Group Limited, including 22,479,805 ordinary shares represented by 4,495,961 ADSs (according to documents filed by Rinker with the Australian Stock Exchange), subject to the Offer, by (ii) 23%, which is the percentage of US Holders of Rinker Securities (according to Rinker’s annual report on Form 20-F filed on May 23, 2006), and by (iii) the purchase price of US$13.00 in cash for each ordinary share and US$65.00 for each ADS. Terms used and not defined in the preceding sentence are defined below.

(2) The filing fee is calculated in accordance with Rule 0-11(d) of the Exchange Act and Fee Rate Advisory No. 3 for Fiscal Year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals .0107% of the transaction valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $286,357
Form or Registration No.: Schedule TO
Filing Party: CEMEX Australia Pty Ltd, ACN 122 401 405, CEMEX, S.A.B. de C.V.
Date Filed: November 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

This Amendment No. 13 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2006 (the “Schedule TO”) and amended thereafter. The Schedule TO, as amended, relates to the offer by CEMEX Australia Pty Ltd (“Bidder”), a proprietary company registered under the laws of Victoria, Australia and an indirect wholly-owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to acquire all the outstanding ordinary shares and American depositary shares of Rinker Group Limited, a public company registered under the laws of New South Wales, Australia (“Rinker”), at a purchase price of US$13 per ordinary share and US$65 per ADS in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions of the offer (the “Offer”) (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Bidder’s Statement, dated October 30, 2006 (the “Bidder’s Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO, as amended.

Item 4. Terms of the transaction

     On March 22, 2007, Bidder lodged a copy of the third supplementary Bidder’s statement, dated March 22, 2007 (the “Third Supplementary Bidder’s Statement”), with the Australian Securities and Investment Commission. The Third Supplementary Bidder’s Statement supplements and is to be read together with the Bidder’s Statement, as amended by the First Supplementary Bidder’s Statement, dated December 8, 2006 and by the Second Supplementary Bidder’s Statement, dated January 23, 2007. The Third Supplementary Bidder’s Statement is attached as Exhibit (a)(1)(N).

Item 11. Additional Information

On March 22, 2007, Bidder filed a notice with the Australian Stock Exchange stating that (i) the Offer has been extended to 7pm (Sydney Time) on April 27, 2007/5am (New York Time) on April 27, 2007 and (ii) Bidder and its associates had a relevant interest in 0.0001% of the ordinary shares in Rinker as at 14 November 2006 and 0.19% as at March 22, 2007.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(N)	Third Supplementary Bidder’s Statement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007

CEMEX Australia Pty Ltd

By:	/s/ Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: Director

CEMEX, S.A.B. de C.V.

By:	/s/ Ramiro G. Villarreal Morales
Name: Mr. Ramiro G. Villarreal Morales
Title: General Counsel

EXHIBIT INDEX

Exhibit	Description
(a)(1)(N)	Third Supplementary Bidder’s Statement.